Pillsbury Winthrop Shaw Pittman, LLP

2475 Hanover Street

Palo Alto, CA 94304

June 21, 2006

Via Facsimile and EDGAR

John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	ALCiS Health, Inc.
Form 10SB
Filed April 21, 2006
Form 8-K dated March 31, 2006
Filed April 6, 2006
File No. 0-51925

Dear Mr. Reynolds:

As counsel to ALCiS Health, Inc., a Delaware corporation (the “Company”), we have reviewed your letter dated May 23, 2006, to Brian Berchtold, Company CEO, and we are providing responses to your comments and supplementary information. We have followed the format of your letter showing your comment and then our response in italics. We have accordingly filed first amendments to the above-referenced Form 8-K and Form 10-SB (the “Filings”).

We acknowledge that the Company is responsible for the adequacy of the disclosures in the Filings. We acknowledge that comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) or changes we make to our disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings. We acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Plan of Operation, page 17

1.	Please provide the information required by Item 303(b) of Regulation S-B. We note you have not discussed your critical accounting policies in

Management’s Discussion and Analysis. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Please refer to the Commission’s guidance concerning critical accounting estimates in SEC Release 33-8350 and revise Management’s Discussion and Analysis to provide the required disclosures. The guidance is available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Per my telephone conversation with Maureen Bauer, Staff Accountant, in late May, we have provided a Plan of Operations rather than a Management Discussion and Analysis since as of the filing of the above-referenced Form 8-K, we had not completed two full fiscal years of operations. We have expanded Plan of Operations discussion to include our critical accounting policies in our First Amendment to Form 8-K dated March 31, 2006, which was filed on June 20, 2006, at the end of Item 8.01B. These critical accounting policies address the existence of highly material estimates or assumptions and how these matters may affect the financial statements.

Certain Relationships and Related Transactions, page 24

2.	In the discussion of convertible notes, you state all noteholders received warrants to purchase a number of common shares equal to 20% of the number of Series B Preferred shares. You then disclose Ample Ventures acquired 195,101 Series B Preferred shares and 75,000 warrants and other parties received 25,572 Series B Preferred shares and 10,000 warrants. In these transactions, the parties apparently received warrants for a number of common shares equal to 39-39% of the preferred stock received, which appears to contradict the earlier disclosure. Please revise to clarify.

We have revised the disclosure in Certain Relationships and Related Transactions to read in full as follows to clarify the prior disclosure, with the bolded text being new:

“Convertible Notes

ALCiS-CA entered into approximately $1,877,000 of convertible notes (“Notes”) with a number of parties. All Notes carried similar terms, including (i) interest at the rate of 7%, (ii) the automatic conversion of the Notes into the securities sold in a “qualified financing” at the price paid per security issued in the qualified financing or $2.40 per share, whichever is lower, where a qualified financing is defined as any offering by the Company of its equity or debt securities in which it raises gross proceeds of a minimum of $4,000,000, and (iii) the right to obtain accompanying Warrants to purchase a number of common shares equal to 20% of the principal of the Notes divided by $2.00, with an exercise price set at $2.00 per share. Calculations of Warrant amounts did not include any Note interest. Several of the Notes were entered into with related parties: Ample Ventures (with which ALCiS-CA Board Member Ravi Sajwan has an association) acquired $375,000 of notes, Board Member Doug Glader purchased a total of $50,000 of Notes, and relatives of Doug Glader purchased a total of $50,000 of Notes.

Just as with other Note holders, each of these parties converted their Notes and accrued interest into ALCiS-CA Series B Preferred Stock at $2.00 per share; and in exchange for such conversion, all Note holders received additional Warrants to purchase a number of common shares equal to 20% of the number of issued Series B Preferred shares with an exercise price set at $3.75 per share. As a result, Ample Ventures acquired 195,101 Series B Preferred shares and 75,000 Warrants and each of Doug Glader and relatives of Doug Glader acquired 25,572 Series B Preferred shares and 10,000 Warrants.”

Financial Statements, page F-1

3.	Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

We have included financial statements of the Company for its fiscal 2006 ended March 31, 2006, in the Company’s Form 10-SB/A First Amendment which was filed on June 20, 2006.

Auditors Report, page F-3

4.	Auditing Standard No. 1, effective for auditors’ reports issued [on] or after May 24, 2004, requires that an auditor’s report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB state that the engagement was performed in accordance with “the standards of the Public Company Accounting Oversight Board (United States).” Please revise. See release Nos. 33-8422 and 34-49708.

The opinion has been revised to state, “We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).”

Note 2-Revenue Recognition, page F-8 and F-19

5.	Please revise the company’s revenue recognition policy and management’s discussion and analysis to address each of the criteria in SAB Topic 13A. You state, “Revenue is recognized when products are shipped and title transfers to the customers.” Please revise to discuss the nature of your customers. Clarify whether your customers purchase your product form retail stores, from your website, and from other sources. We note your products are shipped from the manufacturer, BioZone, to Moulton, a fulfillment center, after which they are presumably sent to distributors and retailers prior to delivery to your customers. Please revise to discuss the rights and obligations related to the products as they pass through each step in the sales and distribution process, as well as the specific terms of your agreements with these parties. Explain when you believe delivery of the product has occurred, with respect to the guidance in SAB Topic 13 and discuss how the significant terms of these agreements impact your revenue recognition.

We supplementally advise the Staff as follows:

Currently, the Company only sells products directly to consumers via our telephone call centers and website. We do not sell through distributors or other representatives. Each individual customer receives the product directly from the Company’s fulfillment center in Van Nuys, California. Customers receive a money back guarantee (less shipping and handling) for 60 days if they need to return the product. The Company maintains a reserve based on the historical return percentage applied to the most recent monthly sales volume. Accordingly, we are replacing the portion of notes on pages F-8 and F-19 relating to revenue recognition as follows:

For the 3/31/05 statements on page F-8

“Revenue Recognition

Net sales will consist of products sold directly to consumers via a telephone call center and the Internet, shipping revenue, net of estimated returns and promotional discounts. The Company will recognize revenue when all of the following have occurred: persuasive evidence of an agreement with the customer exists, products are shipped and the customer takes delivery and assumes the risk of loss; the selling price is fixed or determinable and collectibility of the selling price is reasonably assured.

The Company will require payment at the point of sale. Amounts received prior to delivery of goods to customers will not be recorded as revenue. Delivery is considered to occur when title to our products has passed to the customer, which typically occurs at physical delivery of the products from our fulfillment center to a common carrier. The Company offers a return policy of generally 60 days and will provide an allowance for sales returns during the period in which the sales are made based on historical experience and any known specific event that affects the accrual.

The Company will periodically provide incentive offers to our customers to encourage purchases. Such offers will include current discount offers and offers for free product when multiple units are purchased. Current discount offers are treated as a reduction in the purchase price of the related transaction, while the cost of the free product is included in cost of sales at the time of shipment.”

For the 12/31/05 statements on page F-19

“Revenue Recognition

Net sales consist of products sold directly to consumers via a telephone call center and the Internet, shipping revenue, net of estimated returns and promotional discounts. The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the customer exists, products are shipped and the customer takes delivery and assumes the risk of loss; the selling price is fixed or determinable and collectibility of the selling price is reasonably assured.

The Company requires payment at the point of sale. Amounts received prior to delivery of goods to customers are not recorded as revenue. Delivery is considered to occur when title to our products has passed to the customer, which typically occurs at physical delivery of the products from our fulfillment center to a common carrier. The Company offers a return policy of generally 60 days and provides an allowance for sales returns during the period in which the sales are made. At December 31, 2005, the reserve for sales returns was $3,260 and was recorded as an accrued liability.

The Company generally does not extend credit to customers, except through third party credit cards. The majority of sales are through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales. The Company does not maintain an allowance for doubtful accounts because payment is typically received within two business days after the sale is complete.

The Company periodically provides incentive offers to our customers to encourage purchases. Such offers include current discount offers and offers for free product when multiple units are purchased. Current discount offers are treated as a reduction in the purchase price of the related transaction, while the cost of the free product is included in cost of sales at the time of shipment.”

We further supplementally advise the Staff that (a) once the product the Company orders from the contract manufacturer is shipped from the contract manufacturer to the fulfillment center, the Company owns the product as inventory and (b) the fulfillment center essentially acts as a warehouse for the Company until the Company receives a customer order, which the Company instructs the fulfillment center to ship. As these matters have nothing to do with revenue recognition they are not part of the Company’s revenue recognition policy.

6.	On page F-19, you state you estimate product returns based on historical experience, as well as known specific events. However, as you state on page 15, the company “has limited sales to date and limited experience dealing with returns.” As such, it is not clear how you have a basis to reasonably estimate the amount of future returns. Please explain to us how you have met the criteria in paragraph 6 of SFAS 48 to recognize revenue at the time of sale.

We supplementally advise the Staff that based on management’s industry experience and the sales history commencing during October, 2005, the Company believes that it had sufficient information as of December 31, 2005 to reasonably estimate the returns exposure. As a result, under SFAS 48, we are able to reasonably estimate the returns meaning that we may recognize revenue on the sale prior to the return period passing.

7.	Please tell us whether you offer any customer incentives in connection with the purchase or promotion of your products, such as discounts, coupons, rebates, slotting fees, payments under buydown agreements, and other consideration. If so, please disclose your related accounting policies for the treatment of these types of consideration, including the statement of operations line item in which they are included.

We supplementally inform the Staff that we periodically offer customers incentives in connection with the purchase or promotion of our product. We have accordingly included the last paragraph in our revised revenue recognition policy, as per our response to comment 6 above, which discloses our related accounting policies for the treatment of such incentives, including the statement of operations line item in which they are included. This new last paragraph is as follows:

“The Company periodically provides incentive offers to our customers to encourage purchases. Such offers include current discount offers and offers for free product when multiple units are purchased. Current discount offers are treated as a reduction in the purchase price of the related transaction, while the cost of the free product is included in cost of sales at the time of shipment.”

8.	Please explain what is meant by “authorized deduction form remittance by the customer or product returns”, disclose the related accounting policies and how these items will be reflected in the financial statements.

We have deleted the phrase “authorized deduction form remittance by the customer or product returns” from the revised Revenue Recognition Policy described in our response to comment 6.

Note 3-Notes Payable, page F-21

9.	Please expand Note 3 to disclose the terms of the company’s notes payable, including convertible features, and any related party holdings. Clarify if they were convertible only in the event of a qualified financing.

We have expanded Note 3 to disclose the terms of the Company’s notes payable, including convertible features (and clarifying if they were convertible only in the event of a qualified financing) and related party holdings. We did so by adding the underlined sentences to the second paragraph shown below.

“The notes and any accrued, unpaid interest are automatically converted into the securities issued in a qualified financing. A qualified financing is defined as any offering by the Company of its equity or debt securities in which it raises gross proceeds of a minimum of $4,000,000. The conversion price is equal to the price paid per security issued in the qualified financing or $2.40 per share, whichever is lower. The notes are not otherwise convertible, either at the option of the Company or the holder, or automatically. A company director purchased $50,000 of these notes, as did such director’s relatives, while a fund in which another Company director is affiliated acquired $375,000 of these notes.”

10.	Please disclose how many warrants were outstanding at each balance sheet date and explain their terms and features.

No warrants were outstanding at either balance sheet date as a qualified financing had not yet occurred. We have added a clarifying sentence to the end of the third paragraph of Footnote 3 reprinted below which is underlined.

“In addition, the holders of the notes received warrants to purchase the securities raised in a qualified financing. The warrant allows the holder to purchase the amount of shares equal to the note value divided by the per security price multiplied by 20%. The exercise price of the warrant is the price paid for the security in the qualified financing and expires 10 years after issuance. No warrants were outstanding as no qualified financing had occurred.”

Note 4-Equity, page F-22

11.	Please expand the equity footnotes on pages F-10 and F-22 to disclose the options mentioned on page 25 of the text that were granted in exchange for consulting and other services.

In footnote 7 on page F-13 and footnote 5 on page F-23, we are replacing the fifth and sixth sentences with the following in order to provide the requested disclosure:

“In addition, 200,000 warrants to purchase the Company’s common stock were granted to two former directors of Delta for consulting services. These warrants have an exercise price of $2.00 per share, a term of 10 years with 50% vesting upon issuance and 50% vesting after one year. An additional 18,750 warrants were issued to two other former directors of Delta as a replacement for options previously issued by Delta, These warrants have an exercise price of $2.00 per share, a term of 10 years and vest immediately upon grant. The Company will estimate the fair value of these warrants using the Black-Scholes model and record the related expense in the period issued. The Company also issued 120,000 warrants to two former directors of Delta upon their joining its Board of Directors. These warrants have an exercise price of $2.00 per share, a term of 10 years and vest at the rate of 5,000 shares per quarter. The Company will estimate the fair value of these warrants using the Black-Scholes model and record the related expense over the vesting period.”

12.	Please disclose the terms of the Preferred A and Preferred B stock in the footnotes. Explain any convertibility or redemption features.

The first three sentences to Footnote 5 on page F-10 and to Footnote 4 on page F-21and 22 have been replaced with the following in order to add the requested disclosure:

“Series A and Series B Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of Series A Preferred Stock and up to 4,000,000 shares of Series B Preferred Stock (collectively, the “ Preferred Stock”). The Preferred Stock does not accrue dividends; however no dividends may be paid to common stock unless a dividend of an equal amount per share is paid to the holders of Preferred Stock. In the event of distributions to shareholders in the event of certain liquidations, dissolutions, changes of control, mergers, or asset sales, the holders of preferred shares receive a priority payment of $1.00 in the case of the Series A Preferred Stock and $2.40 in the case of the Series B Preferred Stock, plus all declared but unpaid dividends, with all remaining amounts to be distributed to holders of common stock. If there are not enough assets being distributed to cover such priority distribution, then all assets are distributed to the preferred shareholders so that they receive the proportion of their priority distribution. The Preferred Stock is not redeemable and is convertible into common stock at a ratio of one preferred share to one common share, subject to adjustment as described below, voluntarily, at any time at the option of the holder and automatically upon certain initial public offerings or upon a two-thirds vote of the preferred holders as a class. The conversion ratio shall be proportionately adjusted in the event of stock splits, reverse stock splits, stock dividends, and other like events of the common stock. So long as 500,000 preferred shares are outstanding, a majority vote of the preferred shareholders is required for certain corporate actions.”

Note 6-Commitments and Contingencies, page F-12

13.	Please expand the second paragraph to explain why actual monthly royalties of 8% are reflected as prepaid expenses to the extent they are less than the $25,000 monthly minimum, under the license and manufacturing agreement for ALCiS Daily Relief.

We have expanded the second paragraph to add the requested disclosure by replacing the third sentence with the following:

“ To the extent that the actual royalties owed of 8% of net monthly sales is less than the minimum monthly payment of $25,000, the difference is characterized as prepaid royalties. Per the agreement with the Manufacturer, these excess payments are available to offset future royalties when the 8% monthly royalty owed exceeds the minimum monthly payment of $25,000. At that time, the prepaid royalties can be applied to the 8% owed to the Manufacturer and reduce the actual payment to the monthly minimum of $25,000.”

14.	Please expand the third paragraph to explain why the required $100,000 payment due November 15, 2005, and $300,000 payment due June 30, 2006, are characterized as prepaid royalties.

We have expanded the third paragraph to include the requested explanation by adding the following after the second sentence:

“ Per the agreement with the Manufacturer, these payments are available to offset future royalties when the 8% monthly royalty owed exceeds the minimum monthly payment of $25,000. At that time, the prepaid royalties can be applied to the 8% owed to the Manufacturer and reduce the actual payment to the monthly minimum of $25,000.”

15.	Also, please disclose the current status of the provisions to issue 10,000 common stock warrants per month until $400,000 in payments have been made and the provision to issue 100,000 common shares by January 31, 2006, or when a financing has been made. Explain how the company will account for these provisions in its financial statements.

We have added the requested disclosure by replacing the 2nd and 3rd sentence in the third paragraph of Footnote 6 on page F-12 with the following:

“On April 13, 2006 the licensing and manufacturing agreement was amended to provide for a grant to the Manufacturer of warrants to purchase 560,000 shares of the Company’s common stock. The warrants have an exercise price of $2.00 per share, are exercisable immediately and expire 10 years from the date of issuance. The warrants were granted effective April 15, 2006. The Company will estimate the fair value of the warrants using the Black-Scholes model and record the related expense in the period of issuance.”

Prepaid Expenses, page F-14

16.	Please provide a note to the interim financial statements disclosing the nature and components of prepaid expenses and other current assets at December 31, 2005.

We have added the following paragraph to the “Significant Accounting Policies” footnote on page F-19 regarding the nature and components of prepaid expenses and other current assets:

“Prepaid expenses and other current assets

Prepaid expense and other current assets are primarily made up of prepaid royalties under our technology license agreement and prepaid media for both television and print consumer advertising. The prepaid royalties are increased by any minimum monthly payments required under the license less actual royalties calculated on applicable sales of licensed products. Prepaid media is recorded at the time of payment and then expensed during the period in which the media appears on either television or print.”

Please contact me if you should have any further questions or comments about the above responses to your comments or to the above-referenced Form 8-K or Form 10-SB or the first amendments thereto which we filed on June 20, 2006.

Sincerely,

Stephen M. Wurzburg

cc.	Maureen Bauer, Staff Accountant
Brian Berchtold, CEO, ALCiS Health, Inc.